UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Consolidated Communications Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

209034107

(CUSIP Number)

F. Michael Gozzillo
City National Rochdale, LLC
570 Lexington Avenue
New York, NY  10022
212-702-3554

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒  Rule 13d-1(b)
☐   Rule 13d-1(c)
☐   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 209034107	13G

1.	NAMES OF REPORTING PERSONS City National Rochdale, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 13-4094048
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,180,876 as of December 31, 2013 (2,588,021 as of the filing date)
	6.	SHARED VOTING POWER 000
	7.	SOLE DISPOSITIVE POWER 2,443,992 as of December 31, 2013 (2,887,263 as of the filing date)
	8.	SHARED DISPOSITIVE POWER 000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,447,282 as of December 31, 2013 (2,892,073 as of the filing date)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.11% as of December 31, 2013 (7.22% as of the filing date)
12.	TYPE OF REPORTING PERSON (see instructions) IA

CUSIP No. 209034107	13G

Item 1.

(a)	Name of Issuer Consolidated Communications Holdings, Inc.

(b)	Address of Issuer’s Principal Executive Offices 121 South 17th Street, Mattoon, IL 61938-3987

Item 2.

(a)	Name of Person Filing City National Rochdale, LLC

(b)	Address of the Principal Office or, if none, residence 570 Lexington Avenue, New York, NY 10022

(c)	Citizenship USA

(d)	Title of Class of Securities Common Stock

(e)	CUSIP Number 209034107

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 2,447,282 as of December 31, 2013 (2,892,073 as of the filing date)

(b)	Percent of class: 6.11% as of December 31, 2013 (7.22% as of the filing date)

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 2,180,876 as of December 31, 2013 (2,588,021 as of the filing date).

	(ii)	Shared power to vote or to direct the vote 0.

	(iii)	Sole power to dispose or to direct the disposition of 2,443,992 as of December 31, 2013 (2,887,263 as of the filing date).

	(iv)	Shared power to dispose or to direct the disposition of 0.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

 N/A

Item 8.  Identification and Classification of Members of the Group.

 N/A

Item 9.  Notice of Dissolution of Group.

 N/A

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 209034107	13G

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 20, 2014 Date

CITY NATIONAL ROCHDALE, LLC

By: /s/ F. Michael Gozzillo F. Michael Gozzillo
Chief Compliance Officer